

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2014

Via E-mail
Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
343 Allerton Avenue
South San Francisco, CA 94080

     Re: VistaGen Therapeutics, Inc.
             Registration Statement on Form S-1
             Filed May 12, 2014
             Response dated July 16, 2014
             File No. 333-195901

Dear Mr. Singh:

     We have reviewed your July 16, 2014 response to our July 14, 2014 comment letter and have the following additional comment.

     Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. Your response indicates that you intend to include the common stock issuable upon conversion of the 2014 Convertible Notes as part of this registration statement. However, as the Convertible Notes were issued in a private placement in May 2014 and are convertible into shares of common stock at the election of the noteholders, it is impermissible to register the issuance of the common stock underlying the Convertible Notes. Accordingly, you should remove from the registration statement all indication that you seek to register the issuance of these shares as part of the primary offering.

    Rather than registering the company's issuance of the shares of common stock that are issuable upon conversion of the Notes, you may instead rely on an available exemption from registration for this primary transaction and register the subsequent sale of common stock in a selling stockholder resale registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Stephenson at (202) 551-3192, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Daniel W. Rumsey, Esq.
Disclosure Law Group